WILLIAMS CREEK EXPLORATIONS LIMITED

1202-1022 Nelson Street, Vancouver BC V6E 4S7, Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE September 8, 2003
Trading Symbol: WCX TSX-V

Exploration Program Underway at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that an exploration program is underway on the company's historic Westport gold project located near Barkerville, British Columbia. The program will consist of induced polarisation (IP) geophysics to test for an extension the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings.

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. These claims also directly adjoin the claims held by International Wayside Gold Mines Ltd. who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognised to host gold mineralization in the area.

Property History

Barkerville was the centre of a major gold rush in the nineteenth century when alluvial gold was discovered in several streams. No official records for placer mining from the Wells-Barkerville area were kept during the peak production years from 1859 to 1876, however, production was estimated to be in the order of 2,000,000 ounces of gold. Some lode gold mining was carried out in the Barkerville area as well. Production from the Cariboo Gold Quartz Mine from 1933 to closure in 1959 was 1,681,951 tons of ore with gold recovery of 626,755 ounces (0.373oz Au/Ton). The Island Mountain Mine and the Aurum Mine produced operated by Newmont Mining Corporation and Cariboo Gold Quartz Mining Co. produced 569,528 ounces of gold. The Mosquito Creek Mine produced from February 1980 to August 1987 was 103,148 tons with an average recovered grade of 0.332 oz Au/Ton.

The Westport property claims held by the company have a significant exploration and mining history relating to this period. The claims were bought by the company in 1946 and prior to that time a shaft had been sunk on the BlackJack claim which reportedly had some limited high grade gold production. In 1947 the company carried out a diamond drill program which consisted of 48 shallow holes and intersected quartz veining and important gold mineralization, the most significant intersections of which are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
DDH-2	1.5	82.6	2.41
DDH-4	0.5	35.3	1.03
DDH-7	2.7	26.1	0.76
DDH-24	2.6	12.3	0.36
DDH-48	9.1	15.8	0.46
Including	1.5	55.5	1.62

Little work was done on the property until 1991 when the company carried out a smaller, five hole diamond drill program. Four of these holes intersected significant gold assays which have never been followed up. These results are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WCX-91-1	0.6	15.77	0.46
WCX-91-2	4.0	8.57	0.25
WCX-91-4	2.1	33.26	0.97
WCX-91-4	1.5	25.71	0.75
WCX-91-5	1.2	13.71	0.40

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

25 September 2003

Williams Creek Explorations Limited is pleased to announce the appointment of Mr. Rod V. Kirkham, Ph.D., as Vice-President of Exploration.

The Company has agreed to grant new options to Mr. Kirkham, its new senior officer to acquire up to 50,000 common shares of the Company, exercisable for a term of two years, at a price of $0.24 per share, being greater than the Market Price, pursuant to the Stock Option Plan approved by the directors, shareholders, and the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President

WILLIAMS CREEK EXPLORATIONS LIMITED
(TSX Symbol "WCX")

#1202 - 1022 Nelson Street
Vancouver, British Columbia V6E 4S7
Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

September 29, 2003

SECOND QUARTER RESULTS TO JULY 31, 2003

During the second quarter ended July 31, 2003, the Company completed the acquisition of seven mining claims situated in the Skeena Mining Division of the Province of British Columbia for a cash payment of $5,000, payment of helicopter expenses for staking and the issuance of 100,000 common shares.

In September, the Company commenced an exploration program on its Westport gold project located near Barkerville, British Columbia. The program will consist of induced polarisation (IP) geophysics to test for an extension of the recently discovered Bonanza Ledge deposit by International Wayside Gold Mines Ltd., which is located on ground immediately adjacent to the company's property holdings. The Company's program has been designed to better define present targets for a diamond drill program.

During the six months ended July 31, 2003, the Company incurred a loss of $53,015 and total administrative expenses of $32,778. Administrative expenses increased during the current period mainly due to the costs associated with completing two private placement financings and the acquisition of a mineral property. At July 31, 2003, the Company had $353,862 in cash and cash equivalents and working capital of $372,723 compared to $350,606 at January 31, 2003. Exploration expenditures consisted of the Company's portion of expenditures (30%) of the drill program undertaken earlier in the year on the ATW property in the Northwest Territories and the acquisition of the Skeena property in B.C. Cash was provided on the close of two private placement financings and the exercise of warrants.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR THE ACCURACY OF THIS RELEASE

82-3146

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Williams Creek Explorations Limited	July 31, 2003	03/09/29

ISSUER ADDRESS
Suite 1202 – 1022 Nelson Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6E 4S7	(604) 685-0553	(604) 662-4480

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
James E. McInnes	President	(604) 662-4480

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of the Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James E. McInnes"	James E. McInnes	03/09/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Morgan Poliquin"	Morgan Poliquin	03/09/29

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

ADVISORY TO READER

"I have prepared these financial statements for Williams Creek Explorations Limited in my capacity as Accountant. No independent firm of professional accountants has audited, reviewed, compiled, or otherwise attempted to verify the accuracy or completeness of these financial statements.-Signed Dione Bitzer, CMA.

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Balance Sheets

July 31, 2003 and January 31, 2003

	July 31, 2003 (unaudited)	January 31, 2003 (audited)
Assets		
Current		
Cash and cash equivalents	$ 353,862	$ 357,170
Receivables	17,495	963
Prepaid expenses	1,766	-
	373,123	358,133
Mineral properties and deferred exploration costs (Note 2)	414,361	316,712
Capital assets	2,882	3,358
	$ 790,366	$ 678,203
Liabilities and Shareholder's Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 400	$ 7,527
Shareholders' equity		
Share capital (Note 3)	4,391,994	4,219,689
Deficit	(3,602,028)	(3,549,013)
	789,966	670,676
	$ 790,366	$ 678,203

On behalf of the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002	Six months ended July 31, 2003	Six months ended July 31, 2002
Expenses				
Administrative				
Accounting and audit fees	$ 1,693	$ 1,510	$ 2,893	$ 1,810
Amortization	238	404	476	739
Filing and transfer agent fees	7,953	5,896	11,993	9,845
Legal fees	5,730	1,722	13,040	4,862
Office	2,633	1,151	3,776	1,356
Rent	300	300	600	600
Travel	-	-	-	139
	(18,547)	(10,983)	(32,778)	(19,351)
Exploration expenses				
General	(650)	(15)	(6,844)	(8,271)
Other items				
Foreign exchange (loss) gain	(5,254)	1,100	(16,396)	(1,784)
Interest income	1,281	927	2,777	2,625
Write-down of marketable securities	-	-	226	-
	(3,973)	2,027	(13,393)	841
Net loss for the period	(23,170)	(8,971)	(53,015)	(26,781)
Deficit, beginning of period	(3,578,858)	(3,535,074)	(3,549,013)	(3,517,264)
Deficit, end of period	$ (3,602,028)	$ (3,544,045)	$ (3,602,028)	$ (3,544,045)
Loss per share				
Basic and diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted average shares outstanding	10,943,114	9,355,723	10,492,574	9,355,723

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002	Six months ended July 31, 2003	Six months ended July 31, 2002
Cash provided by (used in)				
Operating activities				
Net loss for the period	$ (23,170)	$ (8,971)	$ (53,015)	$ (26,781)
Items not involving cash				
Amortization	238	404	476	739
Foreign exchange loss	5,254	1,784	16,396	1,784
Changes in non-cash working capital balances				
Receivables	(5,937)	1,599	(16,532)	(12,364)
Prepaid expenses	935	1,027	(1,766)	1,775
Accounts payable and accrued liabilities	(12,126)	605	(7,127)	1,042
	(34,806)	(3,552)	(61,568)	(33,805)
Investing activities				
Deferred exploration costs	(28,347)	(2,461)	(87,649)	(84,691)
Financing activities				
Proceeds on issuance of common shares, net of issue costs	26,000	-	162,305	165,000
Increase in cash and cash equivalents during the period	(37,153)	(6,013)	13,088	46,504
Effect of foreign exchange on cash and cash equivalents	(5,254)	(1,784)	(16,396)	(1,784)
Cash and cash equivalents, beginning of period	396,269	377,191	357,170	324,674
Cash and cash equivalents, end of period	$ 353,862	$ 369,394	$ 353,862	$ 369,394

1. Significant Accounting Policies

Basis of Presentation

These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended January 31, 2003. These statements do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting principles and methods as those used in the January 31, 2003 accounts.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Skeena BC	Northwest Territories	Total July 31, 2003	Total January 31, 2003
Mineral properties at cost	$ 31	$ 19,758	$ 21,609	$ 41,398	$ 21,640
Deferred Exploration Costs					
Balance, beginning of period	156,161	-	138,911	295,072	188,624
Costs incurred during the period					
Administration fee	-	-	-	-	9,330
Assay	-	-	-	-	25
Drilling	-	-	76,890	76,890	76,652
Geological costs	-	-	-	-	6,015
Maintenance fees	-	-	155	155	13,559
Supplies	-	-	-	-	33
Tax assessments	846	-	-	846	834
	846	-	77,045	77,891	106,448
Balance, end of period	157,007	-	215,956	372,963	295,072
Total	$ 157,038	$ 19,758	$ 237,565	$ 414,361	316,712

3. Share Capital

	Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
Balance, beginning of period	9,355,723	$	4,219,689
Issued for cash during the period			
On private placement, net of issue costs	1,520,000		152,805
On exercise of warrants	50,000		9,500
Issued for mineral property	100,000		10,000
Balance, end of period	11,025,723	$	4,391,994

a) During the six months ended July 31, 2003, the Company issued 1,320,000 common shares and 1,320,000 common share purchase warrants for gross proceeds of $132,000. Each warrant is exercisable at an exercise price of $0.15 until expiry in March 2004. The warrants remain outstanding and exercisable at July 31, 2003. Costs relating to the private placement totalled $5,195.

b) During the six months ended July 31, 2003, the Company issued 200,000 flow-through common shares and 200,000 non-flow-through common share purchase warrants for gross proceeds of $26,000. Each warrant is exercisable at an exercise price of $0.17 until expiry in May 2004. The warrants remain outstanding and exercisable at July 31, 2003.

c) Stock Options

The Company grants incentive stock options to its officers, directors and employees pursuant to the policies of The Toronto Stock Exchange-Venture. The exercise price of each option at granting is equal to the market price at that date. A summary of the stock options outstanding as at July 31, 2003 is presented below:

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.22	819,750	0.5	$0.22	819,750	$0.22

4. Related Party Transactions

During the six months ended July 31, 2003, the Company paid $600 for rent to a company with common directors.

WILLIAMS CREEK EXPLORATIONS LIMITED

SCHEDULE B - SUPPLEMENTARY INFORMATION

RELATED PARTY TRANSACTIONS FOR THE SIX MONTHS ENDED JULY 31, 2003	
Rent	$600

SECURITIES ISSUED DURING THE SIX MONTHS ENDED JULY 31, 2003							
Date of Issue	Type of Security	Type of Issue	Number/ Amount	Price	Total Proceeds	Type of Consideration	Commission
Mar 17 03	Common shares & warrants	Private placement	1,320,000	$0.10	$132,000	Cash	Nil
Mar 28 03	Common shares	Exercise of warrants	50,000	$0.19	9,500	Cash	Nil
May 20 03	Common shares	Property acquisition	100,000	$0.10	10,000	Mineral property	Nil
May 28 03	Common shares & warrants	Private placement	200,000	$0.13	26,000	Cash	Nil

OPTIONS GRANTED DURING THE SIX MONTHS ENDED JULY 31, 2003					
Date Granted	Number	Type	Name	Exercise Price	Expiry date
None					

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JULY 31, 2003				
Class	Par Value	Authorized Number	Number Issued	Amount Issued
Common	NPV	100,000,000	11,025,723	$4,391,994

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JULY 31, 2003			
Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	819,750	$0.22	Feb 22/04
Warrants	1,320,000	$0.15	Mar 13/04
	200,000	$0.17	May 26/04

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 2003
- 13,500 escrow subject to cancellation

DIRECTORS AND OFFICERS AS AT DATE OF REPORT
James E. McInnes, President, Director, CEO & CFO Mike Muzylowski, Director Morgan Poliquin, Director Dylan Watt, Director Rod V. Kirkham, Vice-President, Exploration Dione Bitzer, Secretary

WILLIAMS CREEK EXPLORATIONS LIMITED
SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS

Williams Creek Explorations Limited is in the business of mineral exploration primarily in British Columbia and the Northwest Territories. It is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Westport Gold Project, Barkerville, B.C. In September 2003 an exploration program commenced on the company's historic Westport gold project located near Barkerville, British Columbia. The program will consist of induced polarisation (IP) geophysics to test for an extension of the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings.

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. These claims also directly adjoin the claims held by International Wayside Gold Mines Ltd. who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognised to host gold mineralization in the area.

Property History Barkerville was the centre of a major gold rush in the nineteenth century when alluvial gold was discovered in several streams. No official records for placer mining from the Wells-Barkerville area were kept during the peak production years from 1859 to 1876, however, production was estimated to be in the order of 2,000,000 ounces of gold. Some lode gold mining was carried out in the Barkerville area as well. Production from the Cariboo Gold Quartz Mine from 1933 to closure in 1959 was 1,681,951 tons of ore with gold recovery of 626,755 ounces (0.373oz Au/Ton). The Island Mountain Mine and the Aurum Mine produced operated by Newmont Mining Corporation and Cariboo Gold Quartz Mining Co. produced 569,528 ounces of gold. The Mosquito Creek Mine produced from February 1980 to August 1987 was 103,148 tons with an average recovered grade of 0.332 oz Au/Ton.

The Westport property claims held by the company have a significant exploration and mining history relating to this period. The claims were bought by the company in 1946 and prior to that time a shaft had been sunk on the Black Jack claim which reportedly had some limited high grade gold production. In 1947 the company carried out a diamond drill program which consisted of 48 shallow holes and intersected quartz veining and important gold mineralization, the most significant intersections of which are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
DDH-2	1.5	82.6	2.41
DDH-4	0.5	35.3	1.03
DDH-7	2.7	26.1	0.76
DDH-24	2.6	12.3	0.36
DDH-48	9.1	15.8	0.46
Including	1.5	55.5	1.62

Little work was done on the property until 1991 when the company carried out a smaller, five hole diamond drill program. Four of these holes intersected significant gold assays which have never been followed up. These results are tabulated below:

Drillhole	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WCX-91-1	0.6	15.77	0.46
WCX-91-2	4.0	8.57	0.25
WCX-91-4	2.1	33.26	0.97
WCX-91-4	1.5	25.71	0.75
WCX-91-5	1.2	13.71	0.40

In 1995 the property was optioned to Gold City Mining Corporation (Gold City) who returned the property to the company after carrying out a trenching and limited drill program. The trenching encountered significant gold

mineralization hosted in a similar geologic setting to that of the Bonanza Ledge discovery. This trenching has never been followed up with further work. The results are tabulated below:

Trench	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WC95-01	1.4	23.4	0.68
WC95-03	1.8	23.7	0.69
WC95-03	7.7	12.0	0.35
WC95-03	3.3	15.4	0.45
WC95-3N	1.2	21.8	0.63
WC95-3N	1.8	17.1	0.50

Subsequent to this program Gold City carried out a four hole drill program on a separate area of the property which failed to intersect significant mineralization save for one hole which intersected 0.9 m of 6.1 g/t (0.18 oz/t).

Future Plans The Company has held the Westport property since its purchase in 1946. In light of the new Bonanza Ledge discovery by International Wayside on ground immediately joining the property, and subsequent to a review of the past work on the property, management is excited by the potential of the property to host a significant gold deposit. Of special importance are the high grade gold results of the 1995 trenching program on the property in similar geology to that of the Bonanza Ledge discovery. This program was never followed up, and is the focus of the present IP program. The program has been designed to better define present targets for a diamond drill program.

The Company also completed the acquisition of seven mining claims situated in the Skeena Mining Division of the Province of British Columbia from R. Kasum for a cash payment of $5,000, payment of helicopter expenses for staking and the issuance of 100,000 common shares.

Results of Operations
For the six months ended July 31, 2003, the Company had a net loss of $53,015 and total administrative expenses of $32,778 as compared to a net loss of $26,781 and total administrative expenses of $19,351 for the six months ended July 31, 2002. Administrative expenses increased during the current period mainly due to the costs associated with completing two private placement financings and the acquisition of a mineral property.

Liquidity and Capital Resources
At July 31, 2003, the Company had $353,862 in cash and cash equivalents compared to $357,170 at January 31, 2003, the Company's most recent year-end. Working capital at July 31, 2003 was $372,723 compared to $350,606 at January 31, 2003. Exploration expenditures during the six months ended July 31, 2003 consisted of the Company's portion of expenditures (30%) of the drill program undertaken earlier in the year on the ATW property in the Northwest Territories and the acquisition of the Skeena property in B.C. Cash was provided during the six months on the close of two private placement financings and the exercise of warrants. The Company is able to meet its ongoing requirements as they become due.

Related Party Transactions
During the six months ended July 31, 2003, the Company paid rent of $600 to a company with common directors.

Investor Relations
The Company has not participated in any investor relation activities. The Directors of the Company inform shareholders of the activities of the Company and respond to other inquiries. The Company has no arrangements for external promotional activities.

Subsequent Events
In the subsequent quarter, Rod V. Kirkham was appointed Vice-President, Exploration and granted an option to purchase 50,000 common shares of the Company at $0.24 per share for a two-year period.

82-3146

WILLIAMS CREEK EXPLORATIONS LIMITED

1202-1022 Nelson Street, Vancouver BC V6E 4S7, Tel: 604-662-4480 Fax: 604-685-0553

NEWS RELEASE September 30, 2003
Trading Symbol: WCX TSX-V

Geophysics Identifies Possible Extension of Bonanza Ledge,
Drilling Planned at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that the geophysical exploration program is completed on the company's historic Westport gold project located near Barkerville, British Columbia. The program consisted of induced polarisation (IP) geophysics to test for an extension to the recently discovered Bonanza Ledge deposit, which is located on ground immediately adjacent to the company's property holdings.

The Westport project consists of 28 crown granted claims wholly owned by the company that straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. These claims directly adjoin the claims held by International Wayside Gold Mines Ltd. who announced in 2000 the discovery of the high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that previously recognised to host gold mineralization in the area.

Results of Geophysical Program
The IP program consisted of 5 survey lines which were oriented perpendicular to the trend of the Bonanza Ledge zone, the projection along strike of which runs through the holdings of Williams Creek Explorations Ltd.. **The company is pleased to announce that the IP survey has identified an elongate high chargeability and low resistivity body that is coincident with the projection of the Bonanza Ledge zone onto the company's holdings.** The anomaly was identified on all 5 survey lines, over more than one kilometre and remains open along strike within the confines of the company's holdings.

In 1995 the property was optioned to Gold City Mining Corporation (Gold City) who returned the property to the company after carrying out a trenching and limited drill program. The trenching was carried out on the edge of the new geophysical anomaly and encountered significant gold mineralization hosted in a similar geologic setting to that of the Bonanza Ledge discovery. This trenching has never been followed up with further work. The results are tabulated below:

Trench	Sample Length (m)	Gold (g/t)	Gold (oz/t)
WC95-01	1.4	23.4	0.68
WC95-03	1.8	23.7	0.69
WC95-03	7.7	12.0	0.35
WC95-03	3.3	15.4	0.45
WC95-3N	1.2	21.8	0.63
WC95-3N	1.8	17.1	0.50

Diamond Drill Program Planned
A drill program has been planned to test the geophysical anomaly and the continuity of the Bonanza Ledge Zone on two lines with five holes. Drilling will commence as soon as permits have been received from the Provincial Government. Management looks forward to reporting the results of this program in the near future.

Morgan J. Poliquin, M.Sc., P.Eng. is the qualified person on the project under the meaning of National Instrument 43-101 and is also a director of the company.

For further information please contact:
Morgan J. Poliquin, Director, Williams Creek Explorations Ltd.
Ph. 604-689-7644

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director